SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                              For October 23, 2003

                         Commission File Number: 1-15154

                           ALLIANZ AKTIENGESELLSCHAFT

                               Koeniginstrasse 28
                                  80802 Munich
                                     Germany


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                            Form 20-F X  Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes          No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-13462) OF ALLIANZ AKTIENGESELLSCHAFT AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

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Allianz Group - FY 2003 trend

Positive results expected for FY 2003 - Positive trend in operating business continues in 3Q2003 - Sale of industrial holding amounting to EUR 4.4 billion - charges caused by retroactive tax charges and change in accounting treatment


Allianz Group expects to achieve positive results for the first nine months of the current fiscal year 2003. Taking into account the sale of the Beiersdorf stake chiefly effective in 4Q2003 and despite a possible retroactive tax charge as well as a change in accounting treatment, Allianz will return to profitability.

In the operating business the positive trend of the first six months of 2003 continued for the first nine months and significant improvements were achieved.

The positive business development in property and casualty insurance will continue in 3Q2003. The combined ratio is estimated to amount to 97 percent.

Allianz Group has continued to build on the growth trend in life and health insurance and is likely to continue the positive trend in earnings.

In the banking segment, 3Q2003 results after tax and minority interests have improved, despite restructuring costs, but are still slightly negative. While operating profits declined, costs were at the same level as in the second quarter of the year. Risk provisioning developed more favorable than expected. The banking segment also benefited from improved results from financial investment.

After tax earnings of the asset management business will be lower than expected.
 The reason for this is a modification of the accounting treatment which Allianz will undertake in agreement with its auditors, KPMG, concerning the deferred acquisition of certain interests held by PIMCO management. To date, elements of the purchase have been treated as acquisition cost, and from now on it will be accounted for in accordance with Financial Accounting Standard 123. For the years 2000, 2001, and 2002 this will result in a non-cash retroactive after tax adjustment in the amount of up to EUR 111 million in total. The expense after tax for 2003 will be charged pro rata to Allianz' 3Q results in the amount of up to EUR 80 million. In future years it is expected that this non-cash charge will be equivalent to a reduction of future goodwill.

4Q2003 is expected to be characterized by the following development:

In the operating business, the positive trend will continue and lead to further sustainable improvements compared to the same period last year, given the presumption that no major charges arise from natural catastrophes and major claims.

Additional charges could arise from a retroactively amended tax treatment of losses and write-downs on funds held by life and health insurance companies. Based on current decisions an additional fiscal charge in the region of EUR 600 million is expected. Other measures taken might not be able to compensate this charge in full. This might result in a net charge of the consolidated profit and loss account in the range of EUR 150 million that needs to be taken into account in 4Q2003.

Further charges could result from an accelerated reduction of risk-weighted assets as part of the non-strategic portfolio of Dresdner Bank (Institutional Restructuring Unit) that would lead to a negative operating performance of the bank for the FY 2003.

The sale of the Beiersdorf stake will chiefly be effective in 4Q2003.

Against this backdrop, Allianz expects a clear positive result for the FY 2003. These assessments are, as always, subject to the disclaimer provided below.



These assessments are, as always, subject to the disclaimer provided below.

Cautionary Note Regarding Forward-Looking Statements Certain of the statements contained herein may be statements of future expectations and other forward-looking statements that are based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words `may, will, should, expects, plans, intends, anticipates, believes, estimates, predicts, potential, or continue` and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation, (i) general economic conditions, including in particular economic conditions in the Allianz Group's core business and core markets, (ii) performance of financial markets, including emerging markets, (iii) the frequency and severity of insured loss events, (iv) mortality and morbidity levels and trends, (v) persistency levels, (vi) the extent of credit defaults (vii) interest rate levels, (viii) currency exchange rates including the Euro-U.S. dollar exchange rate, (ix) changing levels of competition, (x) changes in laws and regulations, including monetary convergence and the European Monetary Union, (xi) changes in the policies of central banks and/or foreign governments, (xii) the impact of acquisitions, including related integration issues, (xiii) reorganization measures and (xiv) general competitive factors, in each case on a local, regional, national and/or global basis. Many of these factors may be more likely to occur, or more pronounced, as a result of terrorist activities and their consequences. The matters discussed herein may also involve risks and uncertainties described from time to time in Allianz AG`s filings with the U.S. Securities and Exchange Commission. The company assumes no obligation to update any forward-looking statement.

No duty to update
The company assumes no obligation to update any information contained herein.

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                           ALLIANZ AKTIENGESELLSCHAFT



                             By:    /s/ Dr. Reinhard Preusche
                                  ---------------------------------------------
                                  Dr. Reinhard Preusche
                                  Group Compliance



                             By:    /s/ Dr. Giovanni
                                  -------------------
                                  Salerno
                                  ---------------------------
                                  Dr. Giovanni Salerno
                                  Group Compliance


Date:    October 23, 2003